Darin Smith

Associate General Counsel

(319) 573-2676

December 1, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Equitable Financial Life Insurance Company of America (“Equitable America”)

Request for Withdrawal of Registration Statement on Form N-4 (File No. 333-272919)

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Equitable America (the “Registrant”) respectfully requests the withdrawal of the Registration Statement on Form N-4 (File No. 333-272919) (Accession No. 0001193125-23-266307), together with all exhibits thereto (collectively, the “Registration Statement”). The purpose for the Registration Statement, which was filed on October 30, 2023, was to finalize an Exchange Offer Supplement offered by the Registrant.

The Registrant confirms that while the Registration Statement technically may have become effective, the Exchange Offer Supplement was not disseminated and that no securities have been exchanged in connection with the offering contemplated by the Registration Statement. Therefore, Equitable America respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The information that was filed in the Registration Statement was re-filed on November 29, 2023.

Please contact the undersigned at (319) 573-2676 if you have any questions or comments.

Best regards,

/s/ Darin Smith
Darin Smith